Media Contact: Gary Mickelson, 479-290-6111
Investor Contact: Ruth Ann Wisener, 479-290-4235

**TYSON REPORTS SECOND QUARTER**
**AND SIX MONTHS RESULTS**

● **2nd quarter 2009 Net EPS was $(0.28) as compared to $(0.02) last year**
● **Income tax expense includes $62 million, or $(0.17) per diluted share, from changing the method of recognizing interim income taxes**
● **Chicken operating loss was $46 million, an improvement of $240 million versus first quarter 2009**
● **Pork operating margin was $29 million, or 3.4%; Beef operating margin was $28 million, or 1.2%**
● **Prepared Foods operating margin was $19 million, or 2.8%; excluding the impact of plant closing charges of $15 million, operating margin was $34 million, or 5.0%**
● **Ended quarter with over $1.1 billion of cash at the end of the quarter, including restricted cash**

**Springdale, Arkansas – May 4, 2009 -** Tyson Foods, Inc. (NYSE: TSN), today reported the following results:

| (in millions, except per share data) | Second Quarter | | Six Months | |
|---|---|---|---|---|
| | **2009** | **2008** | **2009** | **2008** |
| Sales | **$6,307** | $6,336 | **$12,828** | $12,812 |
| Operating Income (Loss) | **29** | 54 | **(169)** | 148 |
| | | | | |
| Income (Loss) from Continuing Operations | **(90)** | 3 | **(208)** | 44 |
| Loss from Discontinued Operation | **(14)** | (8) | **(8)** | (15) |
| Net Income (Loss) | **$(104)** | $(5) | **$(216)** | $29 |
| | | | | |
| Earnings (Loss) Per Diluted Share: | | | | |
| Earnings (Loss) from Continuing Operations | **$(0.24)** | $0.01 | **$(0.56)** | $0.13 |
| Loss from Discontinued Operation | **(0.04)** | (0.03) | **(0.02)** | (0.05) |
| Net Income (Loss) | **$(0.28)** | $(0.02) | **$(0.58)** | $0.08 |

● Second Quarter and Six Months Fiscal 2009 – Included $15 million, or $0.02 per diluted share, of pretax charges related to a plant closing.
● Second Quarter Fiscal 2009 - Due to the volatile economy and operating environment of our industry, we have experienced rapidly changing operating conditions and results. This has resulted in a large range in the estimate of the annual effective tax rate. Consequently, in the second quarter of fiscal 2009, we switched from estimating interim period taxes on the annual method to the year-to-date method. The calculated year-to-date estimated effective tax rate of 34% resulted in additional tax expense of $62 million, or $(0.17) per diluted share, in the second quarter of fiscal 2009.
● Second Quarter and Six Months Fiscal 2009 – Our loss from discontinued operation includes a $10 million pretax loss on sale of Lakeside Farm Industries.

"Our loss of $0.24 per share from continuing operations in the second quarter includes $0.17 from a change in the method we used to recognize interim income taxes and $0.02 from a one-time charge for a prepared foods plant closure," said Leland Tollett, interim president and CEO of Tyson Foods. "Our Chicken segment has been profitable since the end of February, and I am pleased with the consistent progress we are making. We have improved our operational efficiencies, our product mix, and we are benefiting from lower grain costs and more favorable chicken prices. Our Beef, Pork and Prepared Foods segments generated financial returns at or near normalized ranges in the second quarter, excluding one-time charges in Prepared Foods. Our tax rate for the remainder of the fiscal year should be closer to normal, and we believe the operational recovery we are experiencing will be reflected in our results for the third and fourth quarters.

"It is too soon to predict the impact of the H1N1 outbreak. At this point, none of our pork plants are impacted by export bans. Our multi-protein, multi-sales channel business model puts us in a good position should consumers change which proteins they buy or where they buy them. Protein demand usually picks up as we move into the summer grilling season, and we are cautiously optimistic despite current conditions."

**Segment Performance Review (in millions)**

| | Sales *(for the second quarter and six months ended March 28, 2009, and March 29, 2008)* | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Second Quarter | | | | Six Months | | | |
| | 2009 | 2008 | Volume Change | Avg. Price Change | 2009 | 2008 | Volume Change | Avg. Price Change |
| Chicken | $2,360 | $2,158 | 14.7% | (4.7)% | $4,594 | $4,260 | 9.8% | (1.8)% |
| Beef | 2,419 | 2,720 | (3.2)% | (8.2)% | 5,082 | 5,581 | (7.1)% | (1.9)% |
| Pork | 844 | 824 | (1.2)% | 3.7% | 1,722 | 1,660 | (3.0)% | 7.0% |
| Prepared Foods | 684 | 634 | 5.1% | 2.7% | 1,430 | 1,311 | 4.4% | 4.5% |
| Total | $6,307 | $6,336 | 4.9% | (5.1)% | $12,828 | $12,812 | 1.1% | (0.9)% |

| | Operating Income (Loss) *(for the second quarter and six months ended March 28, 2009, and March 29, 2008)* | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Second Quarter | | | | Six Months | | | |
| | | | Operating Margin | | | | Operating Margin | |
| | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 |
| Chicken | $(46) | $(45) | (1.9)% | (2.1)% | $(332) | $3 | (7.2)% | 0.1% |
| Beef | 28 | 6 | 1.2% | 0.2% | 28 | (62) | 0.6% | (1.1)% |
| Pork | 29 | 69 | 3.4% | 8.4% | 84 | 148 | 4.9% | 8.9% |
| Prepared Foods | 19 | 24 | 2.8% | 3.8% | 54 | 59 | 3.8% | 4.5% |
| Other | (1) | - | n/a | n/a | (3) | - | n/a | n/a |
| Total | $29 | $54 | 0.5% | 0.9% | $(169) | $148 | (1.3)% | 1.2% |

**Items impacting operating income (loss):**

**Q2 2009 and YTD 2009:**
$15 million charge related to the closing of our Ponca City, Oklahoma, processed meats plant (Prepared Foods)

**Q2 2008 and YTD 2008:**
$17 million charge related to the restructuring of our Emporia, Kansas, operation (Beef)
$13 million charge related to the closing of our Wilkesboro, North Carolina, cooked products plant (Chicken)
$12 million charge related to the impairment of packaging equipment (Beef $8 million; Pork $4 million)
$5 million charge related to software impairments (Chicken)

**YTD 2008:**
$6 million charge related to severance (allocated among segments)

**Derivative Summary (in millions)**
The following is a summary of the operating earnings impact of selected derivative activities. These amounts exclude the impact from related physical sale and purchase transactions, which impact current and future period operating results.

| Income/(Loss) | Second Quarter | | | Six Months | | |
|---|---|---|---|---|---|---|
| | 2009 | 2008 | Q2 vs Q2 Impact | 2009 | 2008 | YTD vs YTD Impact |
| Chicken – Grain/Energy | $(63) | $43 | $(106) | $(251) | $70 | $(321) |
| Beef – Live Cattle | 34 | 40 | (6) | 90 | 55 | 35 |
| Pork – Lean Hogs | 13 | 30 | (17) | 36 | 73 | (37) |

**Chicken (37.4% of Net Sales – 2nd Quarter 2009)**
   **(35.8% of Net Sales – Six Months 2009)**
Chicken segment sales were $2.4 billion and $4.6 billion, respectively, in the second quarter and six months of fiscal 2009. Operating loss was $46 million and $332 million, respectively, in the second quarter and six months of fiscal 2009. Sales and operating results were impacted positively by increased sales volume, partially offset by lower average sales prices. The increase in sales volume for both the second quarter and six months of fiscal 2009 was due to inventory reductions and sales volume related to recent acquisitions. The inventory reductions and recent acquisitions led to an overall decrease in average sales prices, as most of the inventory reduction related to commodity products shipped internationally and sales volume from recent acquisitions are on average lower priced products. Operating results were adversely impacted in the second quarter and six months of fiscal 2009, as compared to the same periods of fiscal 2008, by a decline of $106 million and $321 million, respectively, from our commodity risk management activities related to grain and energy purchases. These amounts exclude the impact from related physical purchase transactions, which impact current and future period operating results. As compared to the same periods of fiscal 2008, operating results were also adversely impacted in the six months of fiscal 2009 by an increase in grain costs of $172 million, while we had a slight benefit from a reduction in grain costs during the second quarter of fiscal 2009. Operating results for the second quarter and six months of fiscal 2008 included charges of $13 million related to closing our Wilkesboro, North Carolina, cooked products plant.

**Beef (38.4% of Net Sales – 2nd Quarter 2009)**
   **(39.6% of Net Sales – Six Months 2009)**
Beef segment sales were $2.4 billion and $5.1 billion, respectively, in the second quarter and six months of fiscal 2009. Operating income was $28 million in both the second quarter and six months of fiscal 2009. Operating results as compared to the same periods in 2008 were impacted positively by lower average live prices, offset by lower average sales prices and decreased sales volume. Operating results were impacted in the second quarter and six months of fiscal 2009 by a decline of $6 million and an improvement of $35 million, respectively, from our commodity risk management activities related to forward futures contracts for live cattle as compared to the same periods of fiscal 2008. These amounts exclude the impact from related physical sale and purchase transactions, which impact current and future period operating results. Operating results for the second quarter and six months of fiscal 2008 included charges of $25 million related to restructuring operations at the Emporia, Kansas, plant and an impairment of packaging equipment.

**Pork (13.4% of Net Sales – 2nd Quarter 2009)**
   **(13.4% of Net Sales – Six Months 2009)**
Pork segment sales were $844 million and $1.7 billion, respectively, in the second quarter and six months of fiscal 2009. Operating income was $29 million and $84 million, respectively, in the second quarter and six months of fiscal 2009. Operating results as compared to the same periods in fiscal 2008 were impacted positively by increased average sales prices, offset by higher average live prices and decreased sales volume. Operating results were impacted in the second quarter and six months of fiscal 2009 by a decline of $17 million and $37 million, respectively, from our commodity risk management activities related to forward futures contracts for live hogs as compared to the same periods of fiscal 2008. These amounts exclude the impact from related physical sale and purchase transactions, which impact current and future period operating results. Operating results were negatively impacted by higher operating costs as compared to the same periods of fiscal 2008.

**Prepared Foods (10.8% of Net Sales – 2nd Quarter 2009)**
   **(11.1% of Net Sales – Six Months 2009)**
Prepared Foods segment sales were $684 million and $1.4 billion, respectively, in the second quarter and six months of fiscal 2009. Operating income was $19 million and $54 million, respectively, in the second quarter and six months of fiscal 2009. Operating results were impacted positively by higher average sales prices and increased sales volumes, offset in the six months of fiscal 2009 by higher raw material costs. Operating results for the second quarter and six months of fiscal 2009 included charges of $15 million related to closing our Ponca City, Oklahoma, processed meats plant.

**TYSON FOODS, INC.**
**CONSOLIDATED CONDENSED STATEMENTS OF INCOME**
**(In millions, except per share data)**
**(Unaudited)**

| | 3 Months Ended | | 6 Months Ended | |
|---|---|---|---|---|
| | March 28, 2009 | March 29, 2008 | March 28, 2009 | March 29, 2008 |
| Sales | $ 6,307 | $ 6,336 | $ 12,828 | $ 12,812 |
| Cost of Sales | 6,054 | 6,021 | 12,557 | 12,182 |
| | 253 | 315 | 271 | 630 |
| Selling, General and Administrative | 209 | 231 | 425 | 446 |
| Other Charges | 15 | 30 | 15 | 36 |
| Operating Income (Loss) | 29 | 54 | (169) | 148 |
| Other (Income) Expense: | | | | |
|   Interest income | (5) | (2) | (9) | (4) |
|   Interest expense | 74 | 55 | 137 | 108 |
|   Other, net | 3 | (4) | 21 | (23) |
| Income (Loss) from Continuing Operations before | | | | |
|   Income Taxes and Minority Interest | (43) | 5 | (318) | 67 |
| Income Tax Expense (Benefit) | 47 | 2 | (108) | 23 |
| Income (Loss) from Continuing Operations before Minority Interest | (90) | 3 | (210) | 44 |
| Minority Interest | - | - | (2) | - |
| Income (Loss) from Continuing Operations | (90) | 3 | (208) | 44 |
| Loss from Discontinued Operation | (14) | (8) | (8) | (15) |
| Net Income (Loss) | $ (104) | $ (5) | $ (216) | $ 29 |
| | | | | |
| Weighted Average Shares Outstanding: | | | | |
|   Class A Basic | 303 | 280 | 303 | 280 |
|   Class B Basic | 70 | 70 | 70 | 70 |
|   Diluted | 373 | 355 | 373 | 355 |
| Earnings (Loss) Per Share from Continuing Operations: | | | | |
|   Class A Basic | $ (0.25) | $ 0.01 | $ (0.57) | $ 0.13 |
|   Class B Basic | $ (0.22) | $ 0.01 | $ (0.51) | $ 0.12 |
|   Diluted | $ (0.24) | $ 0.01 | $ (0.56) | $ 0.13 |
| Loss Per Share from Discontinued Operation: | | | | |
|   Class A Basic | $ (0.04) | $ (0.03) | $ (0.02) | $ (0.05) |
|   Class B Basic | $ (0.04) | $ (0.02) | $ (0.02) | $ (0.04) |
|   Diluted | $ (0.04) | $ (0.03) | $ (0.02) | $ (0.05) |
| Net Earnings (Loss) Per Share: | | | | |
|   Class A Basic | $ (0.29) | $ (0.02) | $ (0.59) | $ 0.08 |
|   Class B Basic | $ (0.26) | $ (0.01) | $ (0.53) | $ 0.08 |
|   Diluted | $ (0.28) | $ (0.02) | $ (0.58) | $ 0.08 |
| Cash Dividends Per Share: | | | | |
|   Class A | $ 0.040 | $ 0.040 | $ 0.080 | $ 0.080 |
|   Class B | $ 0.036 | $ 0.036 | $ 0.072 | $ 0.072 |
| | | | | |
| Sales Growth (Decline) | (0.5)% | | 0.1% | |
| Margins: (Percent of Sales) | | | | |
|   Gross Profit | 4.0% | 5.0% | 2.1% | 4.9% |
|   Operating Income (Loss) | 0.5% | 0.9% | (1.3)% | 1.2% |
|   Net Income (Loss) | (1.6)% | (0.1)% | (1.7)% | 0.2% |
| Effective Tax Rate from Continuing Operations | (108.9)% | 35.9% | 34.0% | 34.1% |

**TYSON FOODS, INC.**
**CONSOLIDATED CONDENSED BALANCE SHEETS**
**(In millions)**
**(Unaudited)**

|  | March 28, 2009 | September 27, 2008 |
|---|---|---|
| **Assets** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 817 | $ 250 |
| Restricted cash | 234 | - |
| Accounts receivable, net | 1,083 | 1,271 |
| Inventories | 2,064 | 2,538 |
| Other current assets | 162 | 143 |
| Assets of discontinued operation held for sale | - | 159 |
| Total Current Assets | 4,360 | 4,361 |
| Restricted cash | 76 | - |
| Net Property, Plant and Equipment | 3,484 | 3,519 |
| Goodwill | 2,470 | 2,511 |
| Intangible Assets | 148 | 128 |
| Other Assets | 399 | 331 |
| Total Assets | $ 10,937 | $ 10,850 |
| | | |
| **Liabilities and Shareholders' Equity** | | |
| Current Liabilities: | | |
| Current debt | $ 275 | $ 8 |
| Trade accounts payable | 957 | 1,217 |
| Other current liabilities | 778 | 878 |
| Total Current Liabilities | 2,010 | 2,103 |
| Long-Term Debt | 3,477 | 2,888 |
| Deferred Income Taxes | 231 | 291 |
| Other Liabilities | 586 | 554 |
| Shareholders' Equity | 4,633 | 5,014 |
| Total Liabilities and Shareholders' Equity | $ 10,937 | $ 10,850 |

**TYSON FOODS, INC.**
**CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS**
**(In millions)**
**(Unaudited)**

| | Six Months Ended | |
| --- | --- | --- |
| | March 28, 2009 | March 29, 2008 |
| Cash Flows From Operating Activities: | | |
| Net income (loss) | $ (216) | $ 29 |
| Depreciation and amortization | 245 | 251 |
| Deferred income taxes | (75) | (1) |
| Other, net | 86 | 34 |
| Net changes in working capital | 367 | (169) |
| Cash Provided by Operating Activities | 407 | 144 |
| | | |
| Cash Flows From Investing Activities: | | |
| Additions to property, plant and equipment | (160) | (210) |
| Proceeds from sale of property, plant and equipment | 7 | 19 |
| Proceeds from sale of investments | 9 | 21 |
| Purchases of marketable securities | (13) | (83) |
| Proceeds from sale of marketable securities | 25 | 63 |
| Change in restricted cash to be used for investing activities | (76) | - |
| Acquisitions, net of cash acquired | (76) | - |
| Proceeds from sale of discontinued operation | 43 | - |
| Other, net | 4 | - |
| Cash Used for Investing Activities | (237) | (190) |
| | | |
| Cash Flows From Financing Activities: | | |
| Net borrowings (payments) on revolving credit facilities | (2) | 195 |
| Payments of debt | (51) | (31) |
| Proceeds from borrowings of debt | 851 | 3 |
| Debt issuance costs | (58) | - |
| Purchases of treasury shares | (4) | (16) |
| Dividends | (30) | (28) |
| Change in negative book cash balances | (90) | (73) |
| Change in restricted cash to be used for financing activities | (234) | - |
| Stock options exercised and other, net | 4 | 4 |
| Cash Provided by Financing Activities | 386 | 54 |
| | | |
| Effect of Exchange Rate Change on Cash | 11 | 3 |
| | | |
| Increase in Cash and Cash Equivalents | 567 | 11 |
| Cash and Cash Equivalents at Beginning of Year | 250 | 42 |
| Cash and Cash Equivalents at End of Period | $ 817 | $ 53 |

Tyson Foods, Inc., founded in 1935 with headquarters in Springdale, Arkansas, is the world's largest processor and marketer of chicken, beef and pork, the second-largest food production company in the Fortune 500 and a member of the S&P 500. The company produces a wide variety of protein-based and prepared food products and is the recognized market leader in the retail and foodservice markets it serves. Tyson provides products and service to customers throughout the United States and more than 80 countries. The company has approximately 107,000 Team Members employed at more than 300 facilities and offices in the United States and around the world. Through its Core Values, Code of Conduct and Team Member Bill of Rights, Tyson strives to operate with integrity and trust and is committed to creating value for its shareholders, customers and Team Members. The company also strives to be faith-friendly, provide a safe work environment and serve as stewards of the animals, land and environment entrusted to it.

A conference call to discuss the Company's financial results will be held at 9 a.m. Eastern Monday, May 4, 2009. To listen live via telephone, call 888-935-0267. A pass code and the leader's name will be required to join the call. The pass code is Tyson Foods and the leader's name is Ruth Ann Wisener. International callers dial 312-470-7059. The call also will be webcast live on the Internet at http://ir.tyson.com. Financial information, such as this news release, as well as other supplemental data, including Company distribution channel information, can be accessed from the Company's web site at http://ir.tyson.com. A telephone replay will be available through June 4 at 866-443-2930. International callers dial 203-369-1104.

Forward-Looking Statements

Certain information contained in the press release may constitute forward-looking statements, such as statements relating to expected earnings and results. These forward-looking statements are subject to a number of factors and uncertainties which could cause our actual results and experiences to differ materially from the anticipated results and expectations, expressed in such forward-looking statements. We wish to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Among the factors that may cause actual results and experiences to differ from anticipated results and expectations expressed in such forward-looking statements are the following: (i) the effect of, or changes in, general economic conditions; (ii) fluctuations in the cost and availability of inputs and raw materials, such as live cattle, live swine, feed grains (including corn and soybean meal) and energy; (iii) market conditions for finished products, including competition from other global and domestic food processors, supply and pricing of competing products and alternative proteins and demand for alternative proteins; (iv) successful rationalization of existing facilities and operating efficiencies of the facilities; (v) risks associated with our commodity trading risk management activities; (vi) access to foreign markets together with foreign economic conditions, including currency fluctuations, import/export restrictions and foreign politics; (vii) outbreak of a livestock disease (such as avian influenza (AI) or bovine spongiform encephalopathy (BSE)), which could have an effect on livestock we own, the availability of livestock we purchase, consumer perception of certain protein products or our ability to access certain domestic and foreign markets; (viii) changes in availability and relative costs of labor and contract growers and our ability to maintain good relationships with employees, labor unions, contract growers and independent producers providing us livestock; (ix) issues related to food safety, including costs resulting from product recalls, regulatory compliance and any related claims or litigation; (x) changes in consumer preference and diets and our ability to identify and react to consumer trends; (xi) significant marketing plan changes by large customers or loss of one or more large customers; (xii) adverse results from litigation; (xiii) risks associated with leverage, including cost increases due to rising interest rates or changes in debt ratings or outlook; (xiv) compliance with and changes to regulations and laws (both domestic and foreign), including changes in accounting standards, tax laws, environmental laws and occupational, health and safety laws; (xv) our ability to make effective acquisitions or joint ventures and successfully integrate newly acquired businesses into existing operations; (xvi) effectiveness of advertising and marketing programs; and (xvii) those factors listed under Item 1A. "Risk Factors" included in our September 27, 2008, Annual Report filed on Form 10-K.